FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 February 2012

LEADING INTERNATIONAL FINANCE EXPERTS
JOIN HSBC BOARD

Joachim Faber (61), former Chief Executive Officer of Allianz Global Investors AG and John Lipsky (65), former First Deputy Managing Director of the International Monetary Fund, have been appointed Directors of HSBC Holdings plc with effect from 1 March 2012. They will both be independent non-executive Directors and members of the Group Risk Committee.

Gwyn Morgan and Sir Brian Williamson will retire as non-executive Directors at HSBC's Annual General Meeting on 25 May 2012 and will not seek re-election.

Dr. Faber was Chief Executive Officer of Allianz Global Investors AG, a leading active asset manager which operates in 19 markets around the world, until 31 December 2011. He joined the Management Board of Allianz SE in 2000 and was previously Head of Capital Markets for Europe, North America and Japan at Citigroup Inc.

Mr Lipsky served at the International Monetary Fund (IMF) from 2006 to 2011. He was First Deputy Managing Director from 2006 and held the position of Acting Managing Director from May through June 2011. Before joining the IMF, he was Vice Chairman of JP Morgan Investment Bank.

Commenting on the appointments, HSBC Group Chairman Douglas Flint said: "On behalf of the Board I warmly welcome Joachim and John to HSBC. We will benefit from their global experience as we implement our strategy, based on increasing global trade flows and faster-growing markets, to be recognised as the world's leading international bank."

Flint continued: "I would also like to thank Gwyn and Brian for their immense contributions to the Board's deliberations over the past six and nine years respectively, in particular Gwyn's membership of the Group Remuneration Committee and Brian's commitment to the Nomination Committee, of which he was previously Chairman. I know I speak on behalf of the entire Board when I thank them both for their wise counsel."

Both appointments will be for an initial three-year term which, subject to re-election by shareholders at the 2012 Annual General Meeting, will expire at the conclusion of the 2015 Annual General Meeting. The Directors have determined that Dr. Faber and Mr Lipsky are independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Dr. Faber's or Mr Lipsky's judgement and any relationships or circumstances which could appear to do so were not considered to be material.

Following the Group's Annual General Meeting on 25 May 2012 and subject to re-election by shareholders where appropriate, the Board of HSBC Holdings plc will comprise 17 directors of which four will be executive directors and 13 will be independent non-executive directors.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Supplementary information:

As non-executive Directors neither Dr. Faber nor Mr Lipsky will have a service contract with HSBC Holdings plc. They will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting. They will each also receive a fee of £30,000 per annum as a member of the Group Risk Committee.  Directors approved the fees payable to Committee members in 2011.

No shareholder is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the company.

Neither Dr. Faber nor Mr Lipsky has any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointments of Dr. Faber or Mr Lipsky that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

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Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1.	Brief biography of Dr Joachim Faber
Dr Joachim Faber LLB, PhD, was the Chief Executive Officer of Allianz Global Investors AG and a member of the Management Board of Allianz SE until 31 December 2011. He is an Independent Director of Deutsche Boerse AG and Coty Inc. as well as the Chairman of the Board of Joh A. Benckiser SARL. He is the Chair of the Investment Board of the Stifterverband for the Deutsche Wissenschaft. He is a member of the Board of Management of Deutsche Krebshilfe and the European School for Management and Technology. He is a member of: the Berlin Centre for Corporate Governance, the German Council for Sustainable Development; Allianz Climate Solutions; and the advisory board of the Siemens Group Pension Board.

Before joining Allianz, Dr. Faber spent 14 years at Citigroup Inc, where he held several positions in Trading and Project Finance and, for the last 3 years, was Head of Capital Markets for Europe, North America and Japan. He holds a Law Degree from Bonn University and was awarded his doctorate from the University of Administrative Sciences in Speyer which included undertaking research at the Sorbonne, Paris.  Dr. Faber is married with 5 children and lives in Germany.

2.	Brief biography of Mr John Lipsky
Mr. Lipsky, BA, MA, PhD served at the International Monetary Fund from 2006 to 2011. He was First Deputy Managing Director from 2006 and was appointed Acting Managing Director from May through June 2011. Following the expiration of his term as First Deputy Managing Director, Christine Lagarde appointed Mr. Lipsky as a Special Advisor in September 2011 until his retirement in November 2011. He is an Independent Director of the National Bureau of Economic Research, a visiting scholar at Johns Hopkins School of Advanced International Studies and is the Co-Director of the Aspen Institute Program on the Global Economy.

Before joining the IMF, Mr Lipsky was Vice Chairman of JP Morgan Investment Bank, having joined Chase Manhattan Bank as Chief Economist and retaining that role following Chase's merger with JP Morgan. He holds a degree in Economics from Wesleyan University and a MA and PhD from Stanford University. Mr. Lipsky is married with 3 children and is based in Washington DC and New York.

3.	The Board of Directors of HSBC Holdings plc as at the date of this announcement are:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, R A Fairhead†, A A Flockhart, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent Non-Executive Director

4.	HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 27 February 2012